                                            GLOBAL MARKETS & INVESTMENT BANKING

                                            WORLD FINANCIAL CENTER
[MERRILL LYNCH LOGO]                        NORTH TOWER
                                            NEW YORK, NEW YORK 10281-1305
                                            212-449-6500


                                            March 5, 2007



Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549


Re:  Clearwire Corporation
     Registration Statement No. 333-139468


Gentlemen:

On behalf of the underwriters, we hereby join the company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. EST on March 7, 2007, or as soon thereafter as possible, pursuant to Rule 430A.

The Underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the Preliminary Prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as Representatives, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

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                                       -2-


In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated February 20, 2007.


                 N.Y.S.E.                                               1
                 Financial Services and Publications                   15
                 N.A.S.D.                                               5
                 Underwriters                                      26,355
                 Dealers                                               51
                 Individuals & Corporations                         1,347
                 MLPF&S Inc. Branch Offices                         5,132
                                                                   ------
                      TOTAL                                        32,906


                 Very truly yours,

                 MERRILL LYNCH & CO.
                 MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MORGAN STANLEY & CO. INCORPORATED
                 J.P. MORGAN SECURITIES INC.
                 WACHOVIA CAPITAL MARKETS, LLC
                 BEAR, STEARNS & CO. INC.
                 CITIGROUP GLOBAL MARKETS INC.
                 JEFFERIES & COMPANY, INC.
                 RAYMOND JAMES & ASSOCIATES, INC.
                 THINKEQUITY PARTNERS LLC
                 STIFEL, NICOLAUS & COMPANY, INCORPORATED
                 As Representatives

                 BY:  MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


                 By:                 /s/ Hugh H. Haynes
                       ---------------------------------------------------------
                                      Hugh H. Haynes
                                    Authorized Signatory